Exhibit e.14

MARKETING AND ADMINISTRATIVE SERVICES AGREEMENT

Principal Life Insurance Company (“Firm”), Principal Securities, Inc. (“PSI”) and VP Distributors, LLC (“Distributor”) mutually agree to the arrangements set forth in this Marketing and Administrative Services Agreement (the “Agreement”) effective as of October 1, 2021. Firm, PSI and the Distributor are referred to collectively herein as the “Parties.”

WHEREAS, Firm is the issuer of variable annuity contracts and variable life insurance policies (the “Contracts”);

WHEREAS, PSI is a broker-dealer licensed under the Securities Exchange Act of 1934, is a member of FINRA in good standing, and is an affiliate of Firm.

WHEREAS, Firm has entered into a Participation Agreement, dated as of October 1, 2021 (the “Participation Agreement”), with one or more Virtus Variable Insurance Funds (each, the “Trust”) and Distributor, pursuant to which the Trust agreed to make shares of itself or certain of its series, listed in Schedule A hereto, as such Schedule may be amended from time to time (the “Series”), available for purchase by one or more of Firm’s separate accounts or divisions thereof (each, a “Separate Account”) for Contract owners to allocate Contract value;

WHEREAS, PSI desires to provide for the marketing of the Series and Firm desires to provide certain administrative and recordkeeping services (collectively, the “Services”) to Contract owners in connection with their allocation of Contract value and purchase payments to the Series; and

WHEREAS, Distributor desires to compensate PSI and Firm in recognition of their provision of the Services;

NOW, THEREFORE, the Parties agree as follows:

I.	Representations and Warranties

A.	Firm represents and warrants that it is an insurance company licensed under the laws of the State of Iowa.

B.	Firm and PSI represent and warrant that they will not accept compensation for promoting or selling shares of the Series in the form of commissions on brokerage transactions directed to them by a Series.

C.	Firm and PSI represent and warrant that they will not accept compensation for promoting or selling shares of the Series in the form of commissions directed to them by any Series from any broker or dealer which has executed portfolio securities transactions for that Series.

D.	Firm and PSI represent and warrant that they have not entered into any agreement with any Series or Distributor or any of Distributor’s affiliates pursuant to which that Series or Distributor or any of Distributor’s affiliates is expected to direct brokerage commissions to them to compensate them for promoting or selling any Series’ shares.

II.	Services; Payments

A.	Firm and/or PSI (as applicable) shall perform or provide for the performance of all Services with respect to Contract owner values and Firm’s assets from which investments in shares of the Series are made, including, without limitation, the following services:

Classification: Internal Use

1.	Maintaining separate records for each Contract owner, which shall reflect the Series shares purchased and redeemed with respect to and Series share balances attributable to such Contract owners. Firm will maintain an omnibus account with each Series on behalf of Contract owners, and such accounts shall be in the name of Firm (or its nominee) as the record owner of Series shares attributable to such Contract owners.

2.	Disbursing to or crediting to the benefit of Contract owners all proceeds of redemptions of shares of the Series in relation to Contract owner requests to redeem their Contract value and processing all dividends and other distributions reinvested in shares of the Series.

3.	Preparing and transmitting to Contract owners, as required by law, periodic statements showing allocations to sub-accounts investing in the Series, purchases and redemptions of Series shares and dividends and other distributions paid in relation to Contract owner transaction requests, and such other information as may be required, from time to time, by Contract owners.

4.	Generating written confirmations to Contract owners with respect to transactions relating to the Series, to the extent required by law.

5.	Administering the distribution to existing Contract owners of Series prospectuses, proxy materials, periodic reports to shareholders and other materials that the Series provide to their shareholders.

6.	Aggregating and transmitting purchase and redemption orders to the Series on behalf of, or with respect to, Contract owners.

7.	Providing marketing assistance.

8.	Maintaining and preserving all records required by law to be maintained and preserved in connection with providing the foregoing Services.

B.	The Distributor shall calculate the fee set forth in Schedule A at the end of each calendar quarter and will make such payment to Firm and/or PSI (as applicable), without demand or notice by Firm, within 45 days thereafter, in a manner mutually agreed by the Parties from time to time.

C.	Firm and PSI will furnish to Distributor or its designees such information as Distributor or its delegates may reasonably request, and will otherwise cooperate with Distributor in the preparation of reports concerning this Agreement, as well as any other reports or filing that may be required by law.

III.	Nature of Payments for Services

The Parties to this Agreement recognize and agree that Distributor’s payments to PSI and Firm are for marketing and administrative services only and do not constitute payment in any manner for investment advisory services. The amount of the marketing and administrative expense payments made by Distributor to PSI or Firm (as applicable) pursuant to this Agreement are not intended to be, and shall not be deemed to be, indicative of Distributor’s or its affiliates’ bona fide profits or of the actual costs to PSI or Firm of providing marketing and administrative services to Distributor. To the extent that there is a Rule 12b-1 Plan currently in effect (a “Plan”) under the 1940 Act, with respect to the shares of any of the Series, a portion of the service fee hereunder with respect to such shares of such Series may be paid under the Plan, as determined by Distributor and to the extent permissible under applicable law.

Classification: Internal Use

IV.	Disclosure

Consistent with any current legal requirements or legal requirements as may become effective, including without limitation, the Securities Exchange Act of 1934, the rules thereunder and the applicable rules of any self-regulatory organization, in effect at any time during the term of this Agreement, or as requested by Contract owners, Firm and PSI agree that one of them will provide written point of sale disclosure to the Contract owners describing the Services provided by them pursuant to this Agreement, the payments made by Distributor pursuant to this Agreement and any other matters required under applicable law, rule or regulation.

V.	Maintenance of Records

Each party shall maintain and preserve all records as required by law to be maintained and preserved in connection with providing the services described herein. Upon the reasonable request of Distributor, Firm and/or PSI, as applicable, will provide Distributor or its representative, copies of all such records.

VI.	Term and Termination

A.   This Agreement shall remain in full force and effect for a period of one year from the date hereof and shall be automatically renewed thereafter for successive one-year periods, unless otherwise terminated.

B.   This Agreement may be terminated with respect to any Series by Distributor or by Firm without penalty, upon sixty (60) days’ prior written notice to the other such party. PSI shall not have the ability to terminate this Agreement but shall be removed as a party to this Agreement if its broker-dealer license is no longer in effect and in such case all rights and obligations of PSI hereunder shall become rights and obligations of Firm.

C.   This Agreement will automatically terminate on the date of termination of the Participation Agreement.

VII.	Amendment; Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the Services and no modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless made in writing specifically referring to this Agreement and signed by the Parties hereto.

VIII.	Notices

All notices and other communications to either Firm or Distributor will be duly given if mailed, or copied to the address set forth below, or at such other address as either party may provide in writing to the other party. Any notice to Firm shall be shared by Firm with PSI, and Distributor shall have no obligation to provide notices directly to PSI.

Firm/Insurance Company:

Principal Life Insurance Company

711 High Street

Des Moines, IA 50392

Attention: Annuity Services Product Director

Distributor:

VP Distributors, LLC

c/o Virtus Investment Partners

One Financial Plaza
Hartford, CT 06103
Attention: Counsel

Classification: Internal Use

IX.	Miscellaneous

A.	Successors and Assigns. This Agreement shall be binding upon the Parties and their transferees, successors and permitted assigns. The benefits of and the right to enforce this Agreement shall accrue to the Parties and their transferees, successors and assigns. No party may assign, as that term is defined by and interpreted under the 1940 Act, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party. Firm and/or PSI, as applicable, shall promptly notify Distributor of any change in control of Firm and/or PSI.

B.	Intended Beneficiaries. Nothing in this Agreement shall be construed to give any person or entity other than the Parties, any legal or equitable claim, right or remedy. Rather, this Agreement is intended to be for the sole and exclusive benefit of the Parties.

C.	Counterparts. This Agreement may be executed in counterparts, which may be executed and/or exchanged electronically, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

D.	Applicable Law. To the extent that state law is not preempted by the provisions of any law of the United States heretofore or hereafter enacted, as the same may be amended from time to time, this Agreement shall be interpreted, construed, and enforced in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof.

E.	Severability. This Agreement shall be severable as it applies to each Trust and/or Series, and action on any matter shall be taken separately for each Trust and/or Series affected by the matter. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.

F.	Effectiveness. If the execution of this Agreement predates the date on which the Distributor is the principal underwriter of any Trust and/or Series, the date of this Agreement solely with respect to such Trust and/or Series shall be the date on which the Distributor becomes the principal underwriter of such Trust and/or Series.

[Signature page follows.]

Classification: Internal Use

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative as of October 1, 2021.

Principal Life Insurance Company

By:	/s/ Sara Wiener
Title:
Date:

Principal Securities, Inc.

By:	/s/ Craig Spadafora
Title:	Head of Product & Advisory
Date:	09/29/2021

VP Distributors, LLC

By:	/s/ Heidi Griswold
Title:	Vice President, Mutual Fund Services
Date:	09/30/2021

Classification: Internal Use

SCHEDULE A

Series	Share Class	Fee
		Rule 12b-1 Fees	Other	Total
Trust: Virtus Variable Insurance Trust
Series of Virtus Variable Insurance Trust
Virtus Duff & Phelps Real Estate Securities Series	A	25 bps
Virtus Duff & Phelps Real Estate Securities Series	I	0 bps
Virtus KAR Capital Growth Series	A	25 bps
Virtus KAR Capital Growth Series	I	0 bps
Virtus KAR Equity Income Series	A	25 bps
Virtus KAR Equity Income Series	I	0 bps
Virtus KAR Small-Cap Growth Series	A	25 bps
Virtus KAR Small-Cap Growth Series	I	0 bps
Virtus KAR Small-Cap Value Series	A	25 bps
Virtus KAR Small-Cap Value Series	I	0 bps
Virtus Newfleet Multi-Sector Intermediate Bond Series	A	25 bps
Virtus Newfleet Multi-Sector Intermediate Bond Series	I	0 bps
Virtus SGA International Growth Series	A	25 bps
Virtus SGA International Growth Series	I	0 bps
Virtus Strategic Allocation Series	A	25 bps
Virtus Strategic Allocation Series	I	0 bps
Trust: The Merger Fund VL1	N/A	0 bps	25 bps	25 bps

[1]	Effective with respect to this Trust only if and when the Distributor becomes the principal underwriter of this Trust, expected to be October 1, 2021.

Classification: Internal Use